Exhibit 99.1

PRESS RELEASE

Cascades inc. 404, Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

FOR IMMEDIATE DISTRIBUTION

Cascades announces a rationalization plan for its fine papers sector

Kingsey Falls (Québec), November 22, 2005 – Cascades announced today that it will cease the operations of its Cascades Fine Papers Group Inc., Thunder Bay Division (Ontario) plant which specializes in the manufacturing of coated papers.  Approximately 375 employees will be affected by this closing which will occur on January 21, 2006 at the latest.

The current economic situation within the pulp and paper industry, along with the recent sales price decrease in the fine papers sector and the unfavourable short and long term perspectives compel Cascades to close the plant.  Moreover, the reduced demand and increased price of raw material and energy, combined with an increase of the Canadian dollar compared to the US dollar strongly affected the plant’s economic performance.

Despite sustained efforts during the past years to make the plant profitable, the Thunder Bay Division continues to suffer considerable monthly financial losses. As a result of this rationalization, Cascades expects to disburse, over the course of the next few quarters, an approximate pre-tax amount of $20 million in the form of severance payments, pension fund contributions and other closing costs. The current book value of the fixed assets and inventories is evaluated at approximately $47 million and the company is currently assessing their net realizable value which may eventually offset expected disbursements.

Mr. Mario Plourde and Mr. Gino Lévesque, respectively President and Chief Executive Officer and Vice-President of Manufacturing for the Cascades Fine Papers Group Inc., met with the unions and employees this morning in order to announce the closing.  Discussions will be held shortly regarding departure procedures and measures that will be implemented to assist employees in finding new employment.

“After careful review of the potential of the Thunder Bay plant and despite the important efforts made by all employees over the past months, this closing has become inevitable.  We sincerely regret the negative impact that this decision will have on the employees as well as the Thunder Bay area” stated Mr. Alain Lemaire, President and Chief Executive Officer of Cascades Inc.

Cascades will honour its contractual commitments towards its customers and suppliers and will continue to offer a wide range of fine papers through its Saint-Jérôme (Québec) facility.

Rationalization is taking place throughout the industry.  In this context, Cascades plans to re-evaluate the operations of its fine papers plant located in Saint-Jérôme  to significantly reduce costs and ensure a better future for the plant.  In order to achieve this, a strategic recovery plan is underway.  The plant’s positioning in a niche market along with the important investments made during the past years should ensure the viability of the Saint-Jérôme plant on a long-term basis.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Cascades Fine Papers Group Inc. is a Canadian leader in fine paper manufacturing, with a century-long reputation for craftsmanship. The company employs approximately 1,000 people and distributes its products throughout North America. Cascades is currently at the forefront of the recycled paper market, with the widest range of Canadian-made alkaline papers. As an environmentally-friendly company, the Group produces fine papers that contain an average of 30% post-consumer fibre.

Information :
Mr. Hubert Bolduc	Mr. Mario Plourde
Vice-President of Communications	President and Chief Executive Officer
and Public Affairs	Cascades Fine Papers Group Inc.
Cascades Inc.
(514) 912-3790

M. Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 282-2681